Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.

Statement Re Computation of Ratio of Earnings to Fixed Charges

($ in millions except ratios)

	Year Ended
	2008	2007	2006	2005	2004
Consolidated pretax (loss) income from continuing operations before minority interest, equity in earnings of affiliates, accounting changes and extraordinary items	$(1,140.1)	$681.5	$729.8	$305.2	$258.4
Distributed income of equity investees	—	31.2	85.6	—	—
Interest expense on debt	82.1	73.0	50.1	44.5	49.1
Interest portion of rental expense	13.1	18.3	16.4	16.4	15.5
(Loss) Earnings	$(1,044.9)	$804.0	$881.9	$366.1	$323.0
Interest expense on debt	$82.1	$73.0	$50.1	$44.5	$49.1
Interest portion of rental expense	13.1	18.3	16.4	16.4	15.5
Fixed charges	$95.2	$91.3	$66.5	$60.9	$64.6
Ratio of earnings to fixed charges(1)	—	8.8	13.3	6.0	5.0

(1)     Earnings were inadequate to cover fixed charges by $1,140.1 million for the year ended December 31, 2008.